Exhibit (a)(5)(A)

Ronex Holdings Commences
Cash Tender Offer for Retalix

Tel Aviv, Israel, January 15, 2009 – Ronex Holdings, Limited Partnership (“Ronex”), an Israeli limited partnership wholly-owned by the FIMI private equity funds, announced today that it has commenced a cash tender offer to purchase up to 2,038,977 ordinary shares of Retalix Ltd. (Nasdaq: RTLX) for $6.00 per share. If more than the maximum number of shares offered to be purchased in the tender offer are tendered, Ronex will purchase shares on a pro rata basis.

Ronex, a controlling shareholder of Retalix, currently owns 3,253,367 ordinary shares of Retalix, representing approximately 16.0% of Retalix’s outstanding shares and, together with Retalix’s founders, Messrs. Barry Shaked and Brian Cooper with whom Ronex had entered into a shareholders’ agreement, Ronex may be deemed to beneficially have shared power to vote over 5,038,331 shares, representing approximately 24.7% of Retalix’s outstanding shares. If the full number of shares is purchased in the tender offer, Ronex will own approximately 26.0% of Retalix’s outstanding shares and, by virtue of the shareholders’ agreement may be deemed to hold 34.7% of Retalix’s outstanding shares (together with the shares beneficially owned by Messrs. Shaked and Cooper).

On January 12, 2009, the last trading day before Ronex announced to Retalix its intention to launch the offer, the closing sale price of the Retalix shares was $5.88 on Nasdaq and NIS 23.66 ($6.07 based on an exchange rate of NIS 3.8950 per United States dollar as of January 12, 2009) on the Tel Aviv Stock Exchange.

The initial period of the tender offer and withdrawal rights is scheduled to expire at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on February 19, 2009, unless the initial period is extended by Ronex. As required by Israeli law, if the conditions to the offer are satisfied as of the completion of the initial offer period, Ronex will provide an additional period of four calendar days during which shareholders may tender their shares. However, shareholders will have no withdrawal rights during such additional four-calendar day period.

The tender offer is conditioned upon: (1) Retalix shares representing 5.0% of the outstanding shares and voting power of Retalix (currently, 1,019,489 Retalix shares) having been validly tendered and not withdrawn prior to the completion of the initial offer period, (2) as required by Israeli law, at the completion of the initial offer period, the aggregate number of shares tendered in the offer being greater than the number of shares represented by notices of objection to the offer, and (3) certain other conditions specified in the Offer to Purchase relating to the tender offer. The tender offer is not conditioned on the receipt of financing or the approval of the board of directors of Retalix.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO filed today with the U.S. Securities and Exchange Commission (SEC) and with the Israeli Securities Authority (ISA). American Stock Transfer & Trust Company is the U.S. Depositary for the offer and Clal Finance Batucha Investment Management Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Retalix. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Retalix should read the tender offer materials which are being filed today by Ronex. Shareholders of Retalix should read the tender offer materials because they contain important information about the tender offer. The tender offer materials and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting Georgeson, Inc., the information agent for the tender offer, at (212) 440-9800 or toll free (800) 456-6497. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Retalix. Ronex undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Ronex Holdings, Limited Partnership: Ronex Holdings, Limited Partnership, is an Israeli limited partnership formed in 2008 for the sole purpose of acquiring shares in Retalix. Its limited partners are FIMI Israel Opportunity Fund II, Limited Partnership, FIMI Opportunity II Fund, L.P., FIMI Israel Opportunity IV, Limited Partnership and FIMI Opportunity IV, L.P. which are limited partnerships that are part of a group of private equity funds known as the FIMI Funds. The FIMI Funds invest in companies that are predominantly located in Israel or that have significant ties or relations to Israel.

Ronex Holdings Contact:
Address: Rubinstein House, 37 Menachem Begin Rd., Tel-Aviv 67137, Israel
Tel: +972-3-565-2244
E-mail: fimi@fimi.co.il